Exhibit 1

Davidson Kempner Capital Management LLC Files Preliminary Consent Solicitation

Statement to Reconstitute the Board of Directors of the Sun-Times Media Group

NEW YORK, November 20, 2008 — Davidson Kempner Capital Management LLC today reported that it has filed with the Securities and Exchange Commission a preliminary consent statement to undertake a consent solicitation to reconstitute the board of directors of the Sun-Times Media Group Inc. (OTC:SUTM). Included in the preliminary consent statement is the following letter to shareholders:

Dear Sun-Times Media Group Stockholder:

Sun-Times Media Group Inc. (“Sun-Times” or the “Company”) is experiencing a serious financial and operating crisis. In his recent November 6, 2008 letter to stockholders, Cyrus Freidheim, Sun-Times’ President and Chief Executive Officer, detailed the Company’s deteriorating financial and operating condition. Mr. Freidheim pointed out, among other things, that during the third quarter of 2008:

•	“Revenue declines affected all of our properties”

•	“In the first half of 2008, we successfully implemented a $50 million annual cost reduction, which we expected would stabilize the Company’s cash flow. It didn’t.”

•	“…the Company’s cash position decreased by $16 million.”

Sun-Times’ third quarter performance extends the downward trend that has gripped this Company for a number of years. The harsh reality is that weakening consumer demand, rising input costs of ink and newsprint, a slowdown in advertising, and a long term secular trend away from print towards online readership have already resulted in negative normalized free cash flow for Sun-Times of roughly $20 million per quarter on average since 2006.

In our view, the Company must take dramatic steps to arrest the cash burn rate before it exhausts the remaining liquidity on the balance sheet. Davidson Kempner Capital Management LLC affiliates are collectively one of the largest stockholders of Sun-Times. As such, Davidson Kempner strongly believes it is in Sun-Times’ best interests to change the Company’s leadership, both at the CEO and the Board level, by reconstituting the Board with new Directors who combine deep experience in the publishing space with the rigors of financial restructuring.

On October 31, 2008, Davidson Kempner sent a letter to the Chairman of the Board of Sun-Times proposing a specific reconstitution of the Board. To maximize its working efficiency, we proposed reducing the Board’s size to five directors from its present total of seven. In addition to current independent Director Robert Poile of Polar Securities, a large Sun-Times stockholder, we submitted four new director candidates whom we have researched and believe will make significant contributions to the future of Sun-Times. Each of these candidates is independent of both Sun-Times and Davidson Kempner. They are:

Jeremy L. Halbreich - Mr. Halbreich is the former President and General Manager of The Dallas Morning News, where he spent 24 years working in marketing and general management positions. In 1998 he founded American Consolidated Media (ACM), which today operates over 100 community newspapers across the country. Mr. Halbreich sold ACM in 2007 to an Australian media group. He is a graduate of Harvard College and the Harvard Business School’s Advanced Management Program.

Robert A. Schmitz - Mr. Schmitz is a partner at Quest Turnaround Advisors, a restructuring firm. He has led turnarounds at PTV Inc., Cablecom, and the Spectran Corporation. As a former Managing Director of Trust Company of the West (TCW), he was responsible for all media related investments, including a number of community newspaper groups. Mr. Schmitz is a former partner at McKinsey & Co., the management consulting firm, where he advised Dow Jones on its reorganization of the Wall Street Journal and later joined the Dow Jones Management Committee to oversee various publishing divisions. Mr. Schmitz is a graduate of the University of Michigan and the Sloan School of Management at the Massachusetts Institute of Technology.

Lee Hillman - Mr. Hillman, a Chicago native, has led a number of well-known operational turnarounds. He served as the CFO of Bally Entertainment and later the Chairman and CEO of Bally Total Fitness, the casino and fitness conglomerate where he led the restructuring that resulted in a public listing of Bally’s shares on the New York Stock Exchange. He is a former audit partner at Ernst & Young and has held director positions at RCN Corporation, Wyndham International, Healthsouth, and the Adelphia Recovery Trust. Mr. Hillman is a graduate of the Wharton School of Finance at the University of Pennsylvania and the Graduate School of Business at the University of Chicago. He is a Certified Public Accountant.

Michael E. Katzenstein - Mr. Katzenstein is founder and principal of CXO, L.L.C., a restructuring and turnaround management firm. Mr. Katzenstein has served as Chief Restructuring Officer and in other senior management roles in a number of recent turnarounds including the predecessor to One Communications Corp., Pacific Crossing Limited, Pac-West Telecomm, and VarTec Telecom and advises many companies and investor groups in the media, technology and telecommunications industries, among others. He currently serves as Chairman of the board of directors at RCN Corporation. He was formerly a law partner at the New York predecessor to Cooley Godward Kronish in New York. Mr. Katzenstein is a graduate of the State University of New York at Binghamton, and the Boston University School of Law.

If the reconstituted Board were to determine that a new Chief Executive is required, it would weigh how best to fill that role. In our letter, we recommended that the changeover of the Board occur at its next scheduled meeting on November 17, 2008. Our letter was made public through a Schedule 13D filing.

On November 7, 2008, the Chairman of the Board of Sun-Times sent us a letter in which he stated his agreement with our assessment of the challenges facing the Company. He also stated that the current Board agrees “that it may be appropriate to restructure the Board over the course of the next few months so that a renewed (and perhaps smaller) Board may guide the Company through the difficulties it faces in 2009.” In that letter, the Chairman wrote that earlier this year “the Board initiated efforts to identify potential new directors of Sun-Times Media Group” and that “we have also identified candidates whom we are in the process of vetting.” The letter concluded with the recognition that “holders of a majority of our shares may act in concert to elect a new Board without further action by the existing directors.” This letter was made public by the Company in a Form 8-K filing dated the same day as the letter.

On November 18, 2008, the Company issued a press release announcing the intention of the Chairman of the Board to resign by December 31, 2008, along with two other Directors who are currently members of the Board’s Special Committee. In this press release, the Board said that it is “evaluating a general restructuring of the Board” and is “evaluating candidates for appointment to the Board” that include our aforementioned Director candidates.

We do not believe these pronouncements are sufficient to address the urgent need for new leadership at Sun-Times. In our opinion, a partly reconstituted Board, which leaves the Chief Executive and two existing Directors in place on the Board with no assurances regarding the selection of three future Directors, is an inadequate gesture given the magnitude of the issues confronting the Company. Sun-Times is burning significant cash as detailed in its recent quarterly reports on Form 10-Q. The Company and its stakeholders cannot afford to risk delay to a wholesale changeover at the Board level. As a large stockholder, we have been consistent in voicing the need for seasoned directors with deep publishing and financial restructuring experience who can immediately begin the critical mission to streamline the Company’s cost structure and mediate liabilities. We have proposed five highly competent and qualified candidates to guide the Company as new Directors in these endeavors which we believe are essential to resuscitate the Company and preserve this franchise for all stakeholders.

The failure of the Sun-Times Directors to commit to the immediate reconstitution of the Board we have proposed has left us with no alternative but to seek this reconstitution through the consent of Sun-Times stockholders. As time is of the essence, we are moving forward to undertake this solicitation. We view a direct solicitation as the most expeditious means of reconstituting the Board so that new Directors can work to position Sun-Times to move forward over the long term as a financially healthy and operationally sound media enterprise over the long term.

Davidson Kempner is seeking the consent of Sun-Times Media Group stockholders to the changes it has proposed for the Sun-Times Board of Directors. Davidson Kempner and its affiliated entities hold in aggregate 4,858,073 Sun-Times shares or 5.9% of common stock outstanding as disclosed in our Schedule 13D filing dated September 10, 2008. Additionally, as described in our Schedule 13D, certain of these affiliated funds own substantial amounts of Hollinger Inc. notes that are secured by a pledge over 16.5 million of the Company’s shares of which we disclaim any beneficial ownership.

By providing your consent, you will help to enable the proposals we have made to reconstitute the Sun-Times Board to succeed. We urge all stockholders to support this effort.

We thank you for your support.

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

DAVIDSON KEMPNER STRONGLY ADVISES ALL STOCKHOLDERS OF SUN-TIMES MEDIA GROUP INC. TO READ THE PRELIMINARY CONSENT STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE CONSENT SOLICITATION. SUCH PRELIMINARY CONSENT STATEMENT AND ANY OTHER RELEVANT DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. WHEN AND IF COMPLETED, A DEFINITIVE CONSENT STATEMENT AND A FORM OF CONSENT WILL BE MAILED TO STOCKHOLDERS OF SUN-TIMES MEDIA GROUP INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AS SET FORTH ABOVE.

DAVIDSON KEMPNER PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons may be deemed to be participants in the consent solicitation: Davidson Kempner Capital Management LLC, Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., M.H. Davidson & Co., Davidson Kempner International, Ltd., Davidson Kempner Distressed Opportunities Fund LP, Davidson Kempner Distressed Opportunities International Ltd., Davidson Kempner Event Driven Equities Fund LP, Davidson Kempner Event Driven Equities International Fund Ltd., MHD Management Co., DK Group LLC, DK Management Partners LP, DK Stillwater GP LLC, Davidson Kempner Advisers Inc., Davidson Kempner International Advisors, L.L.C., and certain related individuals as set forth in the preliminary consent statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on November 20, 2008. Certain of these persons hold direct or indirect interests in Sun-Times Media Group Inc. as more fully described in the preliminary consent statement.

###

Press Contact:

Peter Hill

Kekst and Company

212-521-4800